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                          November 15, 2021

       Anna Protopapas
       President and Chief Executive Officer
       Mersana Therapeutics, Inc.
       840 Memorial Drive
       Cambridge, Massachusetts 02139

                                                        Re: Mersana
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2021
                                                            File No. 333-260895

       Dear Ms. Protopapas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William J. Michener,
Esq.